FILED BY BUILDERS FIRSTSOURCE, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BMC STOCK HOLDINGS, INC.

COMMISSION FILE NO. 333-249376

The following are excerpts from a transcript of a virtual company town hall held by Builders FirstSource, Inc. (“Builders FirstSource”) and sent to employees of Builders FirstSource on November 24, 2020, together with excerpts of slides presented at the virtual company town hall. The excerpts from the transcript and slides contain only those portions of the transcript relating to the proposed merger transaction between Builders FirstSource and BMC Stock Holdings, Inc.:

Excerpts from Transcript of Virtual Company Town Hall Presentation Call

Chad Crow: I appreciate everyone taking time today to join our call. I’ll start out today, as Tim said, by sharing some company highlights and really talk about the outstanding third quarter we just had. Then I’ll turn the call over to Peter who will share more financial detail, and then Dave Rush will share an integration update with you. And as Tim said we’ll open up some time at the end of the call for Q&A. …And certainly last but not least, integration planning continues on our merger with BMC. We recently crossed two big milestones off the list: our filing with the SEC has been approved and gone effective, and we’ve received the necessary government approval for the merger. The last hurdle we have to cross is the necessary shareholder vote from both companies which we expect to be scheduled around the end of December. So we should be right on track for a closing of the merger right around year end. It’s an incredibly exciting time for the company, and while for me the next few months will be bitter sweet I can’t wait to see what you all accomplish in the coming years. It’s been a crazy journey. Those of you that had been on the ride the last two decades, who would have ever guessed this would come to be a $12B company. I’m very blessed to have been a part of it and am looking forward to see what all the company accomplishes in the coming years. And with that, I’ll turn it over to Peter.

Peter Jackson: Thanks, Chad. …Business is very, very healthy we are strong and getting stronger so really looking forward to that strength growing as we get into the next bit which is the merger with BMC. So I’m going to turn that over to Dave.

Dave Rush: Hey guys. I wanted to bring you up to date on the integration and I will start with the deal mechanics which have been quite frankly progressed with almost no disruption as to where we want to be at this time. The deal was announced on August 27 and planning began immediately thereafter. A big hurdle as Chad alluded to earlier was the clearance from the Department of Justice for antitrust clearance. We received that Monday November 13. We got SEC approval so really the only thing between us and close at this point is the mandatory stock holder meeting to vote on this deal and that’s going to happen for both companies on December 22nd and if all goes according to what we expect we will try to close by January 1 at 12:01 am on January 1. That actually facilitates a lot of things in a very positive way so obviously a clear cut off for both companies herein. It makes certain things around that much smooth and easier. It was the most rapid expected date we thought we could possibly get to which is an indication of how things have gone since the announcement, just recapping some of the benefits for the two companies to come together. Of course the number one benefit is the revenue base. 11 billion is too small it’s really going to be close to 12 billion thanks to all the people on this call. We are going to be able to through levering both companies’ strength combining our purchasing power and using best practices in both organizations. We feel like we can extract the 130/150 million dollars of value by combining the companies. obviously our geographic reach will be nationwide. We are the number one player in millwork and truss by far. The innovation we are able to invest in going forward you heard Peter reference our cash position or our leverage position that allows us to invest in more innovation and allows us to keep doing M&A. You heard Chad, we didn’t stop on the BMC deal, we just closed on Kansas City Building Supply. We’re still looking where there’s nice tuck ins we’re still going to be interested. We are going to continue to grow and it’s all a function of the strength of the two balance sheets individually and even greater strength when you combine them. So talking about integration specifically it helps when both teams have gone through this before and we’ve gotten off to a really good start from having that base of knowledge from having done it before. We’ve also had the experience of learning from where we came up short last time. We have a little more of a robust team we’ve got over 90 individuals that are contributing to the process in one way or another and all of our subject matter experts are in key positions. We’ve had, knock on wood, very minimal disruption from customers, vendors, and employees. As we get closer to day one and anxiety increases we have to be cognizant of that a lot of what we are going to do with the operations folks we have a very specific operations only workshop summit. A lot of that will be about how we best stabilize the business. Both with customers employees and vendors. We feel like we are going to be in good shape again we’ve been through this before. We will have a cultural development workshop which will be primarily with Chad, Dave and the CEO direct reports and that’s so we can get aligned on what are going to be the key things to be identified as the new combined company going forward. Value capture is continuing and what we feel like we can extract combine in value is 130+ million a lot of that is going to come from using our combined purchasing power to get better deals. There’s going to be the ability to leverage call support functions across a bigger platform. There’s going to be the ability to use best practices across both organizations. Those are all going to be advantages that we have over our competition because of our scale. We have been really proactive with communications we hope you feel that is how you see it as well. We try to have biweekly updates we have had varying degrees of success with specific group calls. We’ve reached out specifically to the sales team. We are going to continue that communication effort post close just because we get to day one doesn’t meant the communication stop. If anything leading up to day one you’ll see communication get more intense. We feel good about where we are. We feel good about where we are headed. Albeit it’s a bit of a shorter time frame than what we thought two weeks ago. The January 1 date was optimistic 2 weeks ago and its realistic today we are ready to adjust to that time frame. So if you look at the integration team in a little more detail we have broken it down into 9 separate work streams. There’s a procurement team, a legal team, an HR team, an accounting shared service team and a finance team that would pretty much incorporate the corporate support functions we have. Of course IT is in that group as well, but they cross all boundaries and help everyone. Then specifically as it relates to operations teams we have a sales team, an operations support team, and a growth team. The growth team is one who I would say is the most encouraging for us, because what we’re talking about there is how we can best use both platforms to grow each of our business complementary and there’s a lot going on with that. The teams that you see on this sheet – master planning, value capture, org/talent/culture, technology, and communications – those are all support teams for the work stream. So each of the work streams gets support from the groups that are incorporating these IMO teams and that’s to help make sure everything stays consistent and on schedule and we answer any questions that come up. Some of the risks, you know, there’s obviously any risks related to any integration especially one of this magnitude – ERP systems is probably the one that’s most common within any integration and it’s one both sides have had experience with this but that doesn’t make it any less complicated. There’s teams that are laying out the groundwork for the best way to migrate to an ERP system that supports the markets and helps everyone get on the same page as quickly as possible. That’s still being developed, there’s a lot that we think what direction we are going to go, but there’s a lot to be answered – but by 12/4 we feel that the plan will be fully developed so by day one we know which way we’re heading. We obviously have the risk of a sales overlap, the key thing there is we don’t want to lose any customer, we don’t want to lose any sales guy, so we’re working to try to make sure that what we have is a smart way to utilize those resources moving forward. The growth is the key to that happening - we want to make sure we hold on to everything we have today and we want to leverage these strengths in the future. There’s obvious customer overlap but it’s less than we might have otherwise expected, it’s about 7% in overlapping markets (and we don’t overlap in all of our markets) – we probably overlap in 70% of our markets and in those markets we have 7% of revenue overlap – that’s good news to everyone. That means there are a lot of customers each of us call on separately and there won’t be any kind of a conflict, it’s mainly in the national builder arena that we have the overlap and there’s a way to develop a plan there where we all win. So we feel very comfortable with the degree of customer overlap being small that we can manage through that. The complexity of this deal, primarily part of it is the size - $12 billion in revenue, 22,000 employees, 500 locations – the ERP challenges that are referenced earlier. This is a bit different from past deals we’ve done in the past in the sense this is a merger – this is a merger of close to equals – I think we’re 53 to 47 – there’s more of a compromise, more of a balanced approach. Quite frankly in the long run that’s better, you know at the end of the day you get on the same page quicker when you’re talking about a merger versus an acquisition - there’s certainly equal representation where it makes sense. Chad referenced the supply chain, it’s a little bit in disarray –so a lot of the procurement purchasing power synergies we’re hoping to develop, they make take a little while to get to, as the supply chain normalizes there are going to be more people who want to wipe up our demand…right now they have the challenge addressing the demand that they have but that won’t always be the case. Over the long term our purchasing power will win out – we have already identified some Day 1 wins that we feel comfortable we can execute on. But the longer term strategy is we want to partner with people who want to grow with us. We want to partner with people who want to make us their priority so we can make our customers our priority and we’re in great position to take advantage of that.

2

... Direct reports, that’ll be the week of Dec. 16-17 and then we’ll lead up to close – which we now understand to be that January 1 date that we talked about before. So I thought what would be possible since we don’t have an exchange other than through typing in questions, what are some possible things that may be on your mind? So the first one is, what happens day one? What I would tell you about day 1 is expect business as usual, there’s ultimately going to be alignment in your market but it won’t be day 1 - day 1 will be the indication of when we start to execute on things that we want to do to align the market – it won’t be that we have them aligned before. So treat day 1 just like you did the day before close it won’t be tremendously different. Things will be gradual, not immediate, and change will be communicated well before we start to take action. Overlap market considerations once we’re on the same team, I’d ask you to act like we’re on the same team. That’s hard to do when it’s new. But as we benefit each other, we benefit ourselves. That’s got to be the kind of mindset that we have that when we help each other, we help ourselves. Employee benefits: Everybody wonders what happens in that arena. The fact of the matter with the closing coming limit, there’s no way to attempt to align company benefit plans by Jan. 1 so we’re not. Each company will remain on their existing benefit plans while that is the way we’re going to start, we’re actively marketing our combined purchasing power, again just like in procurement it’s going to help us get more cost effective options and at the end of the day it’s going to benefit our employees the fact that we’re a larger company going out and marketing those options. We’re going to target to align to a one company plan sometime in the second quarter, whereas the beginning of the quarter or the end of the quarter, I can’t tell you. It depends on how well we’re successful on aligning the plans and how the marketing of those plans comes back, but we will effectively try to align sometime in the second quarter and yes that means there will be a second selection of benefits enrollment period but that’ll be a one-time thing and then we’ll be back on schedule and I think at the end of the day everyone will be pleased with what we develop as a benefit plan for the combined company. And then the last question I generally get is ERP, and again what we’ve said as a premise is we want the market to be able to function as one market as soon as practical and that’s the leading cornerstone to how we’re developing the ERP roadmap. As far as how we get there and when we get there, that’s still being developed and likely by December 4 we’ll have a plan that we can start executing on post close. So with that, hopefully I hit some of the hot buttons that you may have had any question on integration and I’ll turn it back over to Tim.

Tim Page: The first question is ... ‘do you see the implantation of a new ERP system post-close?’ Peter do you want to take that?

Peter Jackson: Sure. Yeah, so that conversation we’re going through right now is really around making it as simple as possible and as quick as possible. I think all of us recognize that new ERPs are difficult to do, so the plan right now is not to replace what we have but to push us all to one of the systems we have as soon as we possibly can. Now at the same time I can tell you behind the scenes we are working on some improvements on the ERP – trying to make it, trying to look for ways to modernize it, make it more user friendly there are some pretty neat things we can do, I know we haven’t shown much of that to the field but behind the scenes, IT has done a lot of work to give themselves the tools they need to do some improvements that I think you all will like, but it’s going to take a little while to get that done. So the plan right now is no new ERP, just utilizing the ERPs we have, to work with now, as soon as we can.

3

Tim Page: ... ‘Do we anticipate BMC operating as dba BFS on day one?’ I’ll try to answer that, I believe the answer to that is no, I believe- and we don’t have a full answer for this yet but if you’ll recall when the ProBuild acquisition was done that we did ERP conversions and we actually changed the name and the branding as we did the ERP conversions. There were other instances though where we did change the trade name in advance of ERP conversions and we did dbas in those cases, but as of right now that’s undetermined and I think we should go in right now with the expectation that we’re going to change the name and change the branding as ERP conversions take place… Alright very good and the next question ..., ‘will there be an employee stock purchase program with the new organization?’ Do we know the answer to that? We don’t know that.

Don McAleenan: Still being determined.

Tim Page: Ok that was Don McAleenan and if you didn’t hear his response it was that was TBD. To be determined, but Jodie thank you for the question.

Virtual Company Town Hall Presentation

4

Virtual Company Town Hall Today’s Meeting ▪ Agenda ▪ Company Highlights ▪ Financial Performance ▪ Integration Update ▪ Question & Answer ▪ Presenters ▪ Chad Crow, President & Chief Executive Officer ▪ Peter Jackson, SVP & Chief Financial Officer ▪ Dave Rush, COO – East & Integration Leader ▪ Tim Page, SVP & Integration Leader ▪ Attendees ▪ Field Leaders --- Senior VP’s of Operations, Area / Market / General / Sales Managers ▪ Corporate Manager and above ▪ Format ▪ Participants should not use the Zoom Video Feature ▪ All lines will remain muted for the entire call --- Please use “chat” to submit questions Proprietary & Confidential Information Page 1Virtual Company Town Hall Today’s Meeting ▪ Agenda ▪ Company Highlights ▪ Financial Performance ▪ Integration Update ▪ Question & Answer ▪ Presenters ▪ Chad Crow, President & Chief Executive Officer ▪ Peter Jackson, SVP & Chief Financial Officer ▪ Dave Rush, COO – East & Integration Leader ▪ Tim Page, SVP & Integration Leader ▪ Attendees ▪ Field Leaders --- Senior VP’s of Operations, Area / Market / General / Sales Managers ▪ Corporate Manager and above ▪ Format ▪ Participants should not use the Zoom Video Feature ▪ All lines will remain muted for the entire call --- Please use “chat” to submit questions Proprietary & Confidential Information Page 1

Virtual Company Town Hall
Integration Update

- Merger was announced on August 27th with planning under way
- Department of Justice HSR Clearance received on November 13th
- Stockholder Meetings scheduled for December 22nd
- Strategic Rationale:

Creates the Premier Supplier of Building Materials and Services with pro forma sales over $11b

Increased Geographic Reach in a Highly Fragmented Industry

Enhanced and Expanded Suite of Value-Added Offerings

Investment in Innovation to Accelerate Next Generation of Growth for Customers

Builders FirstSource + BMC

Substantial Value Creation Through Targeted Run Rate Synergies of $130-$150 Million

Strong Financial Profile with Robust Free Cash Flow Generation to Invest in Growth

Highly Complementary Cultures On People, Safety, Innovation, and ESG

Closing expected in late 2020 or early 2021

Builders FirstSource
Proprietary & Confidential Information
Page 6

Virtual Company Town Hall Integration Update th ▪ Merger was announced on August 27 with planning under way th ▪ Department of Justice HSR Clearance received on November 13 nd ▪ Stockholder Meetings scheduled for December 22 ▪Strategic Rationale: Proprietary & Confidential Information Page 6Virtual Company Town Hall Integration Update th ▪ Merger was announced on August 27 with planning under way th ▪ Department of Justice HSR Clearance received on November 13 nd ▪ Stockholder Meetings scheduled for December 22 ▪Strategic Rationale: Proprietary & Confidential Information Page 6

Virtual Company Town Hall
Integration Management Office

- Integration Planning is off to a good start

Experienced and balanced IMO team	**Well ahead of ProBuild timeline** due to experienced team Team setup oriented around capturing **true "best of both"** solution.
Minimal disruption in field or customer base	**No / minimal negative response to date from field, customers, or suppliers.** We continue to monitor, especially as we transition to Day 1. Majority of **Operations Summit on stabilizing** the business
Heavy focus on both org and culture development	Aligned on an approach for a **fair talent selection process** for Day 1 using fact based decision process; **launched culture survey and interviews** for both organizations. Will hold **culture & team building session in mid-December**
Value Capture foundations developed	**Detailed baseline validated** with each workstream; targets distributed and **teams developing bottom-up plans** – on track to achieve target
Proactive communications	**Bi-weekly CEO communications** to all employees; sales-dedicated communications held

Builders FirstSource
Proprietary & Confidential Information
Page 7

Virtual Company Town Hall Integration Management Office ▪ Integration Planning is off to a good start Proprietary & Confidential Information Page 7Virtual Company Town Hall Integration Management Office ▪ Integration Planning is off to a good start Proprietary & Confidential Information Page 7

Virtual Company Town Hall
Integration Management Office

- IMO Team Status

Program status	**Ahead of where things were with Pro-Build integration** – workstreams are working well with each other and acting proactively and legal approval is on track Upcoming **challenge will be making thorough decisions around org selection** – team is prepared to do so and the Ops summit and Value Capture and Day 1 readiness workshop will help with this

	Progress to date	Next Steps
Master Planning	**Day 1 workplans defined in Smartsheet** – details dates, interdependencies and accountability. Used to structure weekly check-ins with workstreams	Prepare for Day 1 Readiness and continue to **hold workstreams accountable for Day 1 workplans**
Value Capture	Set **detailed baseline** and **frequently checking in with workstreams** to pressure test initiative development; on track for $140M+ target	**Confirm all VC initiatives** and ensure interdependencies are accounted for at the VC and Day 1 Readiness Summit
Org, Talent & Culture	Launched **full company culture survey**, provided talent retention information, **Kicked off the org design process**	Meet **org design deadlines** (all CEO-2, area and sales managers confirmed by 1/4) and prepare for the culture and corporate team building summit
Technology	Developed a perspective on **ERP consolidation** and identified **Day 1 priorities for each workstream**	Finalize **ERP decisions and coordinate with top leaders from Sales and Operations**, continue to plan for workstream's Day 1 requirements
Communications	**Sending bi-weekly communication to full organization**, sent talking point to sales managers	Prepare a **video for CEO-1 org announcements**, **Preparing Day 1 information** for suppliers, customers, and employees

Builders FirstSource
Proprietary & Confidential Information
Page 8

Virtual Company Town Hall Integration Management Office ▪ IMO Team Status Proprietary & Confidential Information Page 8Virtual Company Town Hall Integration Management Office ▪ IMO Team Status Proprietary & Confidential Information Page 8

Virtual Company Town Hall
Integration Management Office

- Risk Mitigation Plan

	Risk	Mitigation actions / plan
ERP systems	Operations complexities on Day 1 and throughout integration	Operations team is identifying set of potential issues and developing short-term workarounds / prevention plans in conjunction with IT—both sides have experience doing this from prior integrations
Sales team overlap	Potential risk of sales team attrition	Held full sales team communication on each side (BFS / BMC) to stress importance of maintaining sales talent; have adopted a conservative approach to capturing sales synergies, and are closely monitoring sales attrition with weekly tracker
Customer overlap	Potential risk of revenue loss from overlapping customers	~7% of revenue in overlapping markets is with shared customers and potentially at risk. . No negative signs from customers since announcement. To mitigate risk we have created a customer retention tracker. Dedicated time at Operations Summit for retention of customers and OSR's
Additional complexities vs ProBuild	Size of merger	$11+B in revenues, 22K in employees, 500+ locations, ERP challenges, developed a larger more robust integration team, improved planning process. Better opportunity to leverage best practices.
	Merger (vs acquisition)	More compromise, more balanced approach
	Procurement / current capacity is at an all time high	Supply chain capacity challenges present a new variable not present in 2015, but well thought out plans focusing on Day 1 wins, while developing longer term strategies as supply chain partners normalize.

Builders FirstSource

Proprietary & Confidential Information

Page 9

Virtual Company Town Hall Integration Management Office ▪ Risk Mitigation Plan Proprietary & Confidential Information Page 9Virtual Company Town Hall Integration Management Office ▪ Risk Mitigation Plan Proprietary & Confidential Information Page 9

Virtual Company Town Hall Integration Management Office ▪ Managers have to stay aware of employee concerns: ▪ Day 1 readiness … expect business as usual—ultimately there may be change in your market---but any change will be preceded by advance communication and specific instructions around the change. ▪ Overlap market considerations … we’re now on the same team…understand working together for the benefit of the combined company helps us all. ▪ Employee benefits-Both companies will start the year with their existing benefit plan design. We are marketing the combined company plan right now and feel like our combined purchasing power will help us get cost effective options. The earliest we would be able to align to a one company plan is April 1, 2021---there will be plenty of communication prior to that date if we think that is the best option for the company. ▪ ERP Platform—ultimately we want to be on one operating system in each market--- that roadmap as to how and when we get there is being developed and will be announced prior to close Proprietary & Confidential Information Page 11Virtual Company Town Hall Integration Management Office ▪ Managers have to stay aware of employee concerns: ▪ Day 1 readiness … expect business as usual—ultimately there may be change in your market---but any change will be preceded by advance communication and specific instructions around the change. ▪ Overlap market considerations … we’re now on the same team…understand working together for the benefit of the combined company helps us all. ▪ Employee benefits-Both companies will start the year with their existing benefit plan design. We are marketing the combined company plan right now and feel like our combined purchasing power will help us get cost effective options. The earliest we would be able to align to a one company plan is April 1, 2021---there will be plenty of communication prior to that date if we think that is the best option for the company. ▪ ERP Platform—ultimately we want to be on one operating system in each market--- that roadmap as to how and when we get there is being developed and will be announced prior to close Proprietary & Confidential Information Page 11

Virtual Company Town Hall
Team Member Concerns

Question & Answer

Builders FirstSource
Proprietary & Confidential Information
Page 12

Virtual Company Town Hall Team Member Concerns Question & Answer Proprietary & Confidential Information Page 12Virtual Company Town Hall Team Member Concerns Question & Answer Proprietary & Confidential Information Page 12

* * *

Cautionary Notice Regarding Forward-Looking Statements

This communication, in addition to historical information, contains “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) regarding, among other things, future events or the future financial performance of BMC Stock Holdings, Inc. (“BMC”) and Builders FirstSource, Inc. (“Builders FirstSource”). Words such as “may,” “will,” “should,” “plans,” “estimates,” “predicts,” “potential,” “anticipate,” “expect,” “project,” “intend,” “believe,” or the negative of these terms, and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. Any forward-looking statements involve risks and uncertainties that are difficult to predict or quantify, and such risks and uncertainties could cause actual events or results to differ materially from the events or results described in the forward-looking statements, including risks, or uncertainties related to the novel coronavirus disease 2019 (also known as “COVID-19”) pandemic and its impact on the business operations of BMC and Builders FirstSource and on local, national and global economies, the growth strategies of BMC and Builders FirstSource, fluctuations of commodity prices and prices of the products of BMC and Builders FirstSource as a result of national and international economic and other conditions, or the significant dependence of both companies’ revenues and operating results on, among other things, the state of the homebuilding industry and repair and remodeling activity, lumber prices and the economy. Neither BMC nor Builders FirstSource may succeed in addressing these and other risks or uncertainties.

Forward-looking statements relating to the proposed business combination between BMC and Builders FirstSource include, but are not limited to: statements about the benefits of the proposed business combination between BMC and Builders FirstSource, including future financial and operating results; the plans, objectives, expectations and intentions of BMC and Builders FirstSource; the expected timing of completion of the proposed business combination; and other statements relating to the proposed merger that are not historical facts. Forward-looking statements are based on information currently available to BMC and Builders FirstSource and involve estimates, expectations and projections. Investors are cautioned that all such forward-looking statements are subject to risks and uncertainties, and important factors could cause actual events or results to differ materially from those indicated by such forward-looking statements. With respect to the proposed business combination between BMC and Builders FirstSource, these factors could include, but are not limited to: the risk that a condition to closing of the business combination may not be satisfied, including as a result of the failure to obtain approval of stockholders of BMC and Builders FirstSource on the expected terms and schedule or at all; the length of time necessary to consummate the proposed business combination, which may be longer than anticipated for various reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the proposed business combination may not be fully realized or may take longer to realize than expected; the assumptions on which the parties’ estimates of future results of the combined business have been based may prove to be incorrect in a number of material ways, which could result in an inability to realize the expected benefits of the proposed business combination or exposure to material liabilities; the diversion of management time on issues related to the business combination; the effect of future regulatory or legislative actions on the companies or the industries in which they operate; the risk that the credit ratings of the combined company may be different from what the parties expect; economic and foreign exchange rate volatility; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential effect of the announcement or consummation of the proposed business combination on relationships with customers, suppliers, competitors, lenders, landlords, management and other employees; the ability to attract new customers and retain existing customers in the manner anticipated or at all; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; certain restrictions during the pendency of the business combination that may affect the ability of BMC and Builders FirstSource to pursue certain business opportunities or strategic transactions; and the potential of international unrest, economic downturn or effects of anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs.

Additional information concerning other risk factors pertaining to BMC and Builders FirstSource is also contained in the parties’ respective most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other information filed with the Securities and Exchange Commission (the “SEC”). Many of these risks and uncertainties are beyond BMC’s or Builders FirstSource’s ability to control or

5

predict. Because of these risks and uncertainties, you should not place undue reliance on these forward-looking statements. It is not possible to anticipate or foresee all risks and uncertainties, and investors should not consider any list of risks and uncertainties to be exhaustive or complete. Furthermore, neither BMC nor Builders FirstSource undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the earnings per share of the common stock of BMC or of the common stock of Builders FirstSource for the current or any future financial years, or the earnings per share of the common stock of the combined company, will necessarily match or exceed the historical published earnings per share of the common stock of BMC or Builders FirstSource, as applicable. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. All subsequent written and oral forward-looking statements concerning BMC, Builders FirstSource, the proposed business combination, the combined company or other matters and attributable to BMC, Builders FirstSource or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the proposed business combination, Builders FirstSource previously filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus with respect to the shares of common stock to be issued by Builders FirstSource in the business combination and a joint proxy statement for BMC’s and Builders FirstSource’s respective stockholders (the “Joint Proxy Statement”). This Registration Statement was declared effective on November 18, 2020. Each of BMC and Builders FirstSource commenced mailing the definitive Joint Proxy Statement to its stockholders on or about November 18, 2020 and may file other documents regarding the business combination with the SEC. This communication is not a substitute for the Registration Statement, the definitive Joint Proxy Statement, or any other document that BMC or Builders FirstSource may send to its stockholders in connection with the proposed business combination. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. INVESTORS AND SECURITY HOLDERS OF BMC AND BUILDERS FIRSTSOURCE ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT BMC, BUILDERS FIRSTSOURCE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders of BMC and Builders FirstSource may obtain free copies of the Registration Statement, the definitive Joint Proxy Statement, and other documents (including any amendments or supplements thereto) containing important information about BMC and Builders FirstSource filed with the SEC, through the website maintained by the SEC at www.sec.gov. BMC and Builders FirstSource make available free of charge at ir.buildwithbmc.com and investors.bldr.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

BMC, Builders FirstSource, and their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of BMC and Builders FirstSource in connection with the proposed business combination.

The identity of BMC’s directors and executive officers and their ownership of BMC’s common stock is set forth in BMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 27, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2020.

6

The identity of Builders FirstSource’s directors and executive officers and their ownership of the common stock of Builders FirstSource is set forth in Builders FirstSource’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 21, 2020, and its proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2020.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement, and other materials filed with the SEC in connection with the proposed business combination when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of BMC or Builders FirstSource as described above.

7